Exhibit 99.1

Canadian Solar Energizes Four Solar PV Plants in the United Kingdom

GUELPH, Ontario, Canada, April 2, 2015 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced that it energized four projects totaling 40.2 MWp in the United Kingdom, Hoplass Solar Park, Christchurch Solar Park, Coombe Solar Park, and Moat Farm Solar Plant. All four parks use Canadian Solar’s 60 cell solar modules, CS6P-250|255|260P.

Hoplass Solar Park, located in the city of Pembroke, has a total system size of 10.3 MWp Christchurch Solar Park, located in Christchurch, a total of 18 MWp, Coombe Solar Park in Devon a total of 7.3 MWp and Moat Solar Plant in Retford has a system size of 4.6 MWp. All the power plants started commercial operation before March 30, and are eligible for 1.4 ROC (Renewable Obligation Certificate).

An additional two solar projects are expected to be connected in the second quarter of 2015. Cumulatively, these six solar projects will produce approximately 50,183 megawatt-hours (MWh) of electricity per year, which will displace approximately 38,140 metric tons of carbon dioxide per year, equivalent to removing over 7.276 cars from roads in the United Kingdom.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commented, “We are pleased to make our contribution to the adoption of clean solar energy in the United Kingdom. These projects are a good addition to our growing fleet of solar power generation assets that we plan to drop into a YieldCo vehicle in the months ahead.”

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 9 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the world, having been publically listed on NASDAQ since 2006. For additional information about the company, products, and projects, visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.